UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

EQUUS TOTAL RETURN, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
MVC Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,836,334

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,836,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,836,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
The Tokarz Group Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,836,334

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,836,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,836,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
Michael T. Tokarz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,836,334

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,836,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,836,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Amendment No. 6 to Schedule 13D

This amendment No. 6 to Schedule 13D (“Amendment No. 6”) is filed with respect to Equus Total Return, Inc. (the “Issuer”) jointly by MVC Capital, Inc., a Delaware Corporation (“MVC”), The Tokarz Group Advisers, LLC, a Delaware limited liability company (“TTGA”) and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 6 amends and supplements the statements on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Schedule 13D filed with the SEC on May 27, 2014, June 5, 2014, June 12, 2014, January 6, 2017, April 25, 2017 and June 5, 2017, respectively, on behalf of the Reporting Persons (together, “Schedule 13D”).

This Amendment No. 6 is being filed to reflect the sale of the shares of common stock of the Issuer (“Common Stock”) as described in Item 4 herein. This Amendment No. 6 is also being filed to reflect a previous change in the percentage of Common Stock held by the Reporting Persons resulting solely from actions taken by the Issuer.

As of March 17, 2017, the percentage of Common Stock beneficially owned by the Reporting Persons decreased from 35.07% to 32.88%. Such decrease was solely the result of the Issuer’s issuance of restricted stock under the 2016 Equity Incentive Plan to certain of the Issuer’s directors and executive officers in the aggregate amount of 844,500 shares, which resulted in an increase in the number of outstanding shares of Common Stock to 13,518,146 as of March 17, 2017. The number of shares beneficially owned by the Reporting Persons did not change at such time.

Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to remove Bruce Shewmaker, who is no longer a managing director of MVC or TTGA, and to add the following as directors and officers of MVC and/or TTGA:

Name	Principal Occupation
Douglas Kass	Director, MVC; President and General Partner, Seabreeze Partners Management, Inc.
Scott D. Krase	Director, MVC; Senior Advisor of Oak Hill Advisors, L.P., 1114 Avenue of the Americas, 27th Floor, New York, NY 10036
Kevin Byrne	Chief Compliance Officer, MVC and TTGA

During the last five years, to the best of the Reporting Persons’ knowledge, none of the foregoing individuals have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the foregoing individuals is a United States citizen.

Each such individual’s principal business address is 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 29, 2019, in a private transaction, MVC entered into a definitive agreement to sell an aggregate of 608,310 shares of Common Stock, representing approximately 4.50% of the total issued and outstanding shares of Common Stock at a price of $1.70 per share for a total sale price of $1,034,127.00. The sale was made pursuant to a Stock Purchase Agreement substantially in the form attached hereto as Exhibit 99.1 (the “Stock Purchase Agreement”), between MVC, as seller, and an accredited investor as buyer (the “Buyer”). Under the Stock Purchase Agreement, MVC sold 608,310 shares of Common Stock to the Buyer for an aggregate purchase price of $1,034,127.00.  On July 24, 2019, MVC had entered into two stock purchase agreements, one with the Buyer and one with another accredited investor, to sell an aggregate of 1,216,620 shares in two separate private transactions.  The stock purchase agreements for both such transactions were rescinded on July 26, 2019.

The transaction was effected by MVC primarily for the purpose of reducing its level of ownership to afford MVC potentially greater flexibility under the Investment Company Act for any potential strategic transactions with the Issuer.

The foregoing description of the terms of the transaction is a summary only and is qualified in its entirety by the terms of the Stock Purchase Agreement, the form of which is attached hereto as Exhibit 99.1 (see Item 7, below).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons are deemed to beneficially own 3,836,334 shares of Common Stock of the Issuer, representing approximately 28.38% of the shares of Common Stock outstanding as of May 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 — Form of Stock Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: July 31, 2019	MVC CAPITAL, INC.

	By:	/s/ Michael Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz